SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 03, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated September 03, 2026 “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: September 03, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

DEALINGS IN SECURITIES
In terms of the DRDGOLD Single Incentive Plan, incorporating the Deferred Share Plan, approved by shareholders of DRDGOLD (“Shareholders”) on 29 November 2023 (“DSP”), qualifying employees (“Participants”) are awarded deferred shares on an annual basis (“Awards”).
Awards vest over a period of five years, at a rate of 20% per annum, in respect of F-band Participants, and over a period of three years, at a rate of 33.3% per annum, in respect of E and D band Participants, in each year commencing on the applicable award date. Vesting is subject to the rules of the DSP, including the Participant’s continued employment with the Group. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.
Subsequent to the off-market vesting, on 13 August 2026, of the relevant portion of the Awards made to Participants on 12 August 2025, certain Participants, including executive directors, a prescribed officer and the company secretary of DRDGOLD and directors of its major subsidiaries, elected to dispose of all, or a portion, of their vested DRDGOLD Shares (“Relevant DRDGOLD Shares”).
Accordingly, in order to facilitate the disposal of the Relevant DRDGOLD Shares (“Sale”), a pooled sale arrangement was put in place in terms of which the aggregate of the Relevant DRDGOLD Shares were disposed of, by an independent third party, through various on-market trades (“Pooled Sale”).
The proceeds from the Sale were apportioned among the relevant Participants based on the number of Relevant DRDGOLD Shares disposed of by such Participants. The apportionment of the proceeds from the Sale to executive directors, a prescribed officer and the company secretary of DRDGOLD and directors of DRDGOLD’s major subsidiaries is as set out below.

	Company Name	Number of DRDGOLD Shares sold	Total aggregate value of DRDGOLD Shares sold*
Directors
Niël Pretorius	DRDGOLD	35,537	R 1 580 557.83
Henriette Hooijer	DRDGOLD	8,313	R 369 732.31
Henry Gouws	Ergo Mining (Proprietary) Limited (“Ergo”) and Far West Gold Recoveries (Proprietary) Limited (“FWGR”)	16,826	R 748 359.91
Ryno Bornman	Ergo	5,490	R 244 175.44
Dean Lindecke	Ergo	20,060	R 892 196.58
Kevin Kruger	FWGR	7,561	R 336 286.06
Lihan Laas	FWGR	9,029	R 401 577.42
Kgabo Moloto	FWGR	11,586	R 515 303.57
Prescribed officer
Jaco Schoeman	DRDGOLD	19,403	R 862 975.59
Company Secretary
Kgomotso Mbanyele	DRDGOLD	7,572	R 336 775.30

*The total value of DRDGOLD Shares sold is based on the daily volume weighted average price (“VWAP”) achieved in the Pooled Sale, as set out in the table below.

Trading data in respect of the Pooled Sale:

Date	VWAP	Highest Price	Lowest Price
31 August 2026	R45.3632	R45.93	R45.00
1 September 2026	R44.1614	R45.28	R43.40

In compliance with paragraph 6.83 of the JSE Limited Listings Requirements, prior clearance to deal was obtained from the chairman of the board of directors of DRDGOLD. The nature and extent of the Participants’ interest in the abovementioned transactions is direct beneficial.
Johannesburg
3 September 2026
Sponsor
One Capital